Exhibit 17.4

RESIGNATION LETTER

Lottery.com Inc.

20808 State Hwy 71 W, Unit B

Spicewood, Texas

Ladies and Gentlemen:

Reference is made to that certain Term Sheet, (the “Term Sheet”), by and between Lottery.com Inc. (the “Company”) and Woodford Eurasia Assets Ltd. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Term Sheet.

Contingent upon (x) the receipt by the Company of the funds constituting the Initial Loan and (y) the receipt by the Company of the funds constituting the Liquidity Line, I hereby tender my resignation, effective upon the occurrence of the later of the events specified in clauses (x) and (y) above, from my position as director of the Company.

[Signature Page Follows]

Very truly yours,

/s/ Lawrence Anthony DiMatteo III
Name:	Lawrence Anthony DiMatteo III
Date:	September 8, 2022

[Signature Page to Lottery.com Resignation Letter]